Exhibit 3.1

Amendment to Article V, Section 5.02 of the Bylaws of Sovereign Bancorp, Inc.

Article V, Section 5.02 of the Bylaws of Sovereign Bancorp, Inc. is hereby amended and restated in its entirety to read as follows:

“The Board of Directors shall appoint the members and a chairman for each committee. If the appointees accept their appointment, they shall serve for one (1) year or until their successors are appointed. The Board of Directors shall have the power to fill any vacancies occurring on any committee and to remove and replace a member of any committee. Unless otherwise provided, a Director may be a member of more than one (1) committee.”